77M     Mergers



1. 1. The merger of RCM Tax-Managed Growth Fund ("The Acquiring Fund") and PPA Tax-Efficient Equity Fund.

(a)	The Acquiring Fund is RCM Tax Managed Growth Fund. The Acquired Fund
        is PPA Tax-Efficient Equity Fund.

(b)	The merger was effective on October 10, 2003

The merger of the PPA Tax-Efficient Equity Fund into the RCM Tax Managed Growth Fund was approved by the following vote:

FOR: 1,083,174.141;
AGAINST: 80,607.525; and
ABSTAIN: 121,881.424.